Exhibit 99.2

Convenience translation

Report by the Supervisory Board
of Fresenius Medical Care AG & Co. KGaA
for the Fiscal Year 2021

The past fiscal year – the year of the 25th anniversary of Fresenius Medical Care – continued to be characterized by the lasting COVID-19 pandemic which confronted the company with extraordinary challenges. As a healthcare company and global market leader in dialysis, Fresenius Medical Care has a particular responsibility to improve the lives of patients around the world. Despite the COVID-19 pandemic and the accompanying restrictions, Fresenius Medical Care has ensured medical care with its products and services and maintained high-quality production, supply chains and medical services.

In economic terms, the year under review was characterized for the company by the continuing significant burdens of the COVID-19 pandemic. Excess mortality attributable to COVID-19 among the company’s patients negatively impacted on the organic growth of the health care services business, profitability, the utilization of the clinic infrastructure and adjacent business areas. At the same time, additional costs caused by the pandemic remained at a high level. This included, for example, expenses for personal protective equipment and higher staff costs for dialysis treatments. In 2020, a large portion of these costs had been compensated by government relief funding, in particular under the CARES (Coronavirus Aid, Relief, and Economic Security) Act in the United States. In the year under review, the company did not receive support funding in a comparable amount. The burdens caused by the pandemic could be offset only partially by positive effects, such as the increased number of patients with Medicare Advantage insurance in the United States and a slight increase of the reimbursement for dialysis treatments.

Within the scope of its growth strategy 2025 presented in October 2021, Fresenius Medical Care started to realign its operating model in the past fiscal year as part of the “FME25” transformation program. The introduction of the new global operating model is scheduled to be completed in 2023. In future, the Company will operate in a significantly simplified structure with only two global segments – Care Enablement and Care Delivery. In Care Enablement, Fresenius Medical Care is consolidating its previously decentralized healthcare products business including research and development, manufacturing, supply chain and commercial operations as well as supporting functions, such as regulatory and quality management under a global MedTech umbrella. Fresenius Medical Care’s global healthcare services business will be combined in the Care Delivery segment.

Convenience translation

The greater cost efficiency and additional growth opportunities arising in the new, leaner structure along the relevant future value drivers is also intended to effectively counter the ongoing negative effects of the COVID-19 pandemic, the challenging macroeconomic environment and inflationary trends. With the implementation of the new global operating model, Fresenius Medical Care expects to reduce its annual costs by €500 million by 2025. Approximately 5,000 jobs worldwide are expected to be eliminated as part of the realignment. Fresenius Medical Care will implement the necessary measures in a socially responsible manner and in constructive exchange with the respectively competent employee representatives.

Significant events concerning the organization and composition of the management board of the General Partner, Fresenius Medical Care Management AG, (hereinafter the “Management Board”) or the Supervisory Board of Fresenius Medical Care AG & Co. KGaA (hereinafter the “Company”) were:

•	Adjustment of the composition of the Management Board to the new operating model
The realignment of Fresenius Medical Care’s operating model within the framework of FME25 also led to changes in the composition of the Management Board and in the allocation of responsibilities among the members of the Management Board remaining in office.

Pursuant to the allocation of responsibilities for the members of the Management Board implemented as of January 1, 2022, Dr. Katarzyna Mazur-Hofsäß (previously member of the Management Board for Europe, Middle East and Africa) is responsible for the new Care Enablement business segment and Mr. William Valle (previously member of the Management Board for North America) for the new Care Delivery business segment. Mr. Rice Powell remains Chairman of the Management Board and CEO, and Mr. Franklin W. Maddux, MD, continues to be Global Medical Director, respectively. Ms. Helen Giza has assumed the position as Chief Transformation Officer in addition to her role as Chief Financial Officer and is therefore responsible for the implementation of FME25.

Convenience translation

The previous members of the Management Board Dr. Olaf Schermeier (previously Management Board member for Research and Development), Mr. Kent Wanzek (previously member of the Management Board for Global Manufacturing, Quality and Supply) and Mr. Harry de Wit (previously member of the Management Board for Asia-Pacific) have agreed to leave the Management Board early and already at the end of the fiscal year in the course of the implementation of FME25. However, they will continue to work for Fresenius Medical Care in other functions.

•	New elections of the members of the Supervisory Board and the members of the Joint Committee
The terms of office of all members of the Supervisory Board and of the two members from the Supervisory Board of the Company who were elected by the Annual General Meeting to the Joint Committee expired by rotation at the end of the Annual General Meeting 2021. New elections were therefore necessary in the year under review. The Annual General Meeting 2021 of the Company elected Dr. Dieter Schenk, Mr. Rolf A. Classon, Mr. Gregory Sorensen, MD, Dr. Dorothea Wenzel, Ms. Pascale Witz and Prof. Dr. Gregor Zünd as members of the Supervisory Board and Mr. Classon and Mr. Sorensen, MD, as members of the Joint Committee, each for four years until the end of the Annual General Meeting 2025. At its constituent meeting, the newly elected Supervisory Board elected Dr. Schenk as its Chairman and Mr. Classon as its Vice Chairman.

•	Introduction of the function of a Lead Independent Director
In the year under review, the Supervisory Board introduced the function of Lead Independent Director, which is performed by its member Dr. Dorothea Wenzel.

The Lead Independent Director is to ensure that the interests of all shareholders are adequately taken into account in the actions, negotiations, discussions and decisions of the Supervisory Board. The tasks of the Lead Independent Director therefore include developing and maintaining a balanced understanding of the issues and concerns of the shareholders and other stakeholders. In addition to the willingness of the Chairman of the Supervisory Board to discuss with investors topics specific to the Supervisory Board in accordance with suggestion A.3 of the German Corporate Governance Code, the Lead Independent Director within the framework of the statutory provisions, too, is available for discussions with shareholders and other stakeholders. The Lead Independent Director is further responsible for dealing with affairs related to environmental, social and governance (ESG) aspects of the company and is entitled to develop and propose corresponding measures.

Convenience translation

The requirements for the person of the Lead Independent Director as well as the rights and duties associated with this function are governed by Article 11 of the rules of procedure of the Supervisory Board of the Company, which are publicly available on the Company’s website at www.freseniusmedicalcare.com in the “About us” section in the sub-section “Supervisory Board”.

The Supervisory Board also in the past fiscal year observed all duties imposed on it by law, the Articles of Association and the rules of procedure. In this context it also took into account the recommendations of the German Corporate Governance Code. The Supervisory Board supervised the General Partner within its responsibility, regularly advised the Management Board and was involved in decisions of fundamental importance to the company.

All relevant questions of the business policy, the company’s planning and the strategy were subject to the deliberations of the Supervisory Board. Reports of the Management Board on the progress of the business, the profitability and liquidity as well as on the situation and perspectives of the Company and the group formed the basis for the work of the Supervisory Board. Further topics were the risk situation and risk management. Additional items on the agenda were discussions on acquisition and investment projects. The Supervisory Board and its competent committees comprehensively discussed these as well as also all further significant business events. Furthermore, the Supervisory Board also in the past year reviewed the development of the acquisitions of the previous years. The Supervisory Board passed resolutions within its competencies according to law and the Articles of Association.

Convenience translation

Meetings

In the past fiscal year, ten meetings of the Supervisory Board, some of which lasted several days, were held. The meetings were predominantly held as video conferences due to the COVID-19 pandemic and the associated travel and meeting restrictions. The Supervisory Board also met regularly without the Management Board. To the extent that the auditor was called upon as an expert at meetings of the Supervisory Board or its committees, members of the Management Board, in accordance with the applicable rules under the German Act on Strengthening Financial Market Integrity (Gesetz zur Stärkung der Finanzmarktintegrität – FISG), attended the meetings only to the extent deemed necessary by the Supervisory Board or the committee, respectively.

The participation rate of the members at the meetings of the Supervisory Board and its committees in total was 98.8%. The following table shows the participation of the individual members at the meetings of the Supervisory Board and the committees in the past fiscal year:

Convenience translation

The Management Board and the Supervisory Board cooperate on a trust basis to the benefit of the company. The Supervisory Board was in regular contact with the Management Board and was always promptly and comprehensively informed by it. Between meetings, the Management Board reported to the Supervisory Board in writing. During the meetings, the Management Board also informed the Supervisory Board verbally. In addition, the Supervisory Board also last year was in contact with members of the senior management level. The members of the Management Board were further available to the Supervisory Board for follow-up queries. The Chairman of the Supervisory Board maintained continuous contact with the Management Board outside the meetings, in particular with the Chairman of the Management Board, on questions regarding strategy, business development, the risk situation, risk management and compliance of the company. In case of important occasions or events, the Chairman of the Management Board promptly informed the Chairman of the Supervisory Board. In such cases, the Chairman of the Supervisory Board subsequently informed the other members of the Supervisory Board in the next meeting at the latest. During the entire fiscal year, the Chairman of the Supervisory Board also was in close contact with the other members of the Supervisory Board.

Focus of the discussions in the Supervisory Board

One of the main focus areas of the Supervisory Board’s discussions also in the past year was supporting the Management Board in dealing with the challenges of the COVID-19 pandemic.

In addition, the Supervisory Board focused on the preparation of the transformation program FME25 by the Management Board in several meetings and was comprehensively involved in its implementation by the Management Board to the extent it took place in the year under review.

The Supervisory Board in the year under review also dealt with investments. In connection with the initial public offering (IPO) of the U.S. medical company Humacyte, Fresenius Medical Care invested additional US$25 million in the year under review and thus remains the main investor in the company. Fresenius Medical Care had already acquired a stake in Humacyte in 2018 for US$150 million and agreed a strategic partnership. In Mississippi, U.S., Fresenius Medical Care North America opened a new laboratory, which is the company’s largest facility of its kind, covering around 19,000 square meters. At the Schweinfurt site, Fresenius Medical Care has opened a new technology center for the development of dialysis machines, where around 220 employees from various departments work together on projects.

Convenience translation

The business development, the competitive situation and the Management Board’s planning for the individual regions and functions were also focal points of the Supervisory Board’s discussions. In joint consultations with the Management Board, the development of the production quantities and their expansion were discussed.

In the past fiscal year, the Supervisory Board again discussed the development of cost reimbursement in the various health care systems, in particular in the U.S. With a view to the continued aim of increasing efficiency, the Supervisory Board further informed itself also in the past year about the success of the measures taken by the management already in previous years to improve the cost situation.

Due to the COVID-19 pandemic, the Annual General Meeting of the Company in the year under review was held as a virtual general meeting without the physical presence of shareholders or their proxies. Further details can be found in the Declaration on Corporate Governance on pages 121 et seqq. of the Annual Report (Geschäftsbericht).

In May 2021, Fresenius Medical Care issued bonds with a total volume of US$ 1.5 billion. With the bond issues in fiscal year 2021, Fresenius Medical Care has reduced financing costs, optimized the currency composition and the maturity profile of its debt, thus further strengthening its solid financing. In addition, Fresenius Medical Care signed a new €2 billion syndicated revolving credit facility in July. As part of the company's commitment to ecological, social and at the same time economically successful value creation, a sustainability component was anchored in the new credit facility. The margin of the revolving credit line can increase or decrease depending on the company’s sustainability performance.

The Supervisory Board was also in the year under review regularly informed about the company’s compliance. Findings of the internal audit department were also taken into account. In particular, the Supervisory Board has also informed itself intensively and on an ongoing basis about the findings, assessments and recommendations of the independent expert ("Monitor") engaged by the company in fulfillment of its obligations under the agreements it entered into in March 2019 with the U.S. Department of Justice (DoJ) and the U.S. Securities and Exchange Commission (SEC) with a view to provisions of the U.S. Foreign Corrupt Practices Act (FCPA). The Supervisory Board will continue to closely monitor this topic.

Convenience translation

Committees of the Supervisory Board

The Supervisory Board has formed professionally qualified committees from among its members that support the Supervisory Board as a whole in its supervisory and advisory functions. The respective chairmen have regularly reported to the Supervisory Board on the work of the committees. Details of the composition of the Supervisory Board’s committees can be found in the Declaration on Corporate Governance which can be found on pages 121 et seqq. of the Annual Report.

Audit and Corporate Governance Committee

The Audit and Corporate Governance Committee convened nine times in the past fiscal year.

All members of this committee – Messrs. Rolf A. Classon (Chairman) and William P. Johnston (until May 20, 2021, until then also Vice Chairman) as well as Ms. Pascale Witz (since May 20, 2021 also Vice Chairwoman, until then further member) and Dr. Dorothea Wenzel (since May 20, 2021) – are financial experts according to section 100 paragraph 5 of the German Stock Corporation Act (AktG). Based on their many years of experience, they each have expertise in both accounting and auditing and are each independent within the meaning of the applicable provisions. The Chairman of the Audit and Corporate Governance Committee, Mr. Classon, also has special knowledge and experience in the application of internal control procedures due to his many years of activity as a member and chairman of audit committees. Further details on the qualifications and independence of the members of the Audit and Corporate Governance Committee in office can be found in the Declaration on Corporate Governance statement on pages 121 et seqq. of the Annual Report.

In the past year, the committee dealt with the annual and consolidated financial statements, the proposal for the allocation of profit and the report according to Form 20-F for the SEC. It also discussed the quarterly reports with the Management Board. Also, the engagement pertaining to the audit of the consolidated financial statements according to the International Financial Reporting Standards (IFRS) and the internal controls concerning the financial reporting, which are part of the report according to Form 20-F, was issued by the committee. The committee further negotiated the fee agreement with the auditor.

Convenience translation

Audit focal points and further key audit matters of the past fiscal year were the assessment of the recoverability of goodwill for the group of cash-generating units “EMEA”, the valuation of receivables from dialysis treatments in the U.S., the valuation of put options over shares of non-controlling interest shareholders, the impact of the COVID-19 pandemic on the reporting including the treatment of funding received under the CARES Act, the impact of the IPO of Humacyte on the accounting as well as the recognition of the effects of the transformation program FME25 in the consolidated financial statements and, for the Company’s annual financial statements, the measurement of investments in affiliated companies as well as the recognition of net income from investments.

Representatives of the auditor participated in all meetings of the committee and informed the members of the committee of their auditing activities. In addition, they provided information on any significant results of their audit and were available for additional information. In the absence of the members of the Management Board, they reported on the cooperation with them. The Chairman of the Audit and Corporate Governance Committee also had regular exchanges with representatives of the auditor outside the meetings of the committee.

The Audit and Corporate Governance Committee dealt with the supervision of the accounting and its process, with the effectiveness of the internal control system, the risk management system and the internal audit system as well as with the audit – here in particular the selection and independence of the auditor, the quality of the audit and the additional services provided by the auditor – as well as the compliance management system.

In the course of its audit, the auditor audited the internal control system in relation to the accounting processes, the electronic reproduction of the consolidated financial statements and the group management report pursuant to section 328 paragraph 1 of the German Commercial Code (HGB) (so-called ESEF documents) as well as the early risk recognition system. The audit showed that the General Partner has appropriately implemented the measures required under section 91 paragraph 2 AktG, in particular regarding the establishment of a monitoring system, and that the monitoring system is suitable for the early identification of developments that may endanger the continued existence of the Company. The Management Board periodically reported to the committee on larger individual risks. It also regularly informed the committee on the compliance situation as well as on the audit plans and results of the internal audit.

Convenience translation

The committee again reviewed the business relations of the Fresenius Medical Care group companies to Fresenius SE & Co. KGaA and the latter’s affiliated companies. It was confirmed in each case that these relationships corresponded to those between unrelated third parties.

Certain transactions of the Company with related parties may be subject to the approval of the Supervisory Board pursuant to section 111b paragraph 1 AktG. The Supervisory Board has made use of the option to delegate the responsibility for the approval resolution to the Audit and Corporate Governance Committee. In the year under review, there were no transactions requiring such approval. In accordance with section 111a paragraph 2 sentence 2 AktG, the Audit and Corporate Governance Committee reviewed whether transactions between the Company and related parties were conducted in the ordinary course of business and at arm’s length. No objections were raised in this respect.

The Chairman of the Audit and Corporate Governance Committee has regularly reported to the Supervisory Board on the results of the discussions and resolutions in the committee.

In accordance with the German Act on Strengthening Financial Market Integrity (FISG), the members of the Audit and Corporate Governance Committee are entitled to obtain information from the heads of certain central departments of the Company. As in previous years, it was once again standard practice for the heads of central departments to report directly to the Supervisory Board and to be available for questions and for discussion.

Nomination Committee

The Nomination Committee prepares candidate proposals and proposes to the Supervisory Board of the Company suitable candidates for its election proposals to the General Meeting. In the past fiscal year, the Nomination Committee convened one time to prepare the proposals for the election of the members of the Supervisory Board by the Annual General Meeting 2021.

Convenience translation

Joint Committee

The Company has a Joint Committee which is composed of two members of the Supervisory Board of the General Partner as well as two members of the Supervisory Board of the Company. For certain matters, the Management Board requires the approval of the Joint Committee. In the past fiscal year, the Joint Committee did not convene since no meeting was required.

Dialog with investors

The Chairman of the Supervisory Board and – since the introduction of this function – the Lead Independent Director were also available for discussions with investors in the year under review to the extent permitted by law and in close consultation with the Management Board. In these discussions, investors were given the opportunity to exchange views with the Chairman of the Supervisory Board and the Lead Independent Director on corporate governance issues falling within the remit of the Supervisory Board. Key topics in the year under review were the introduction of the Lead Independent Director function and the consideration of environmental, social and governance (ESG) aspects also in the Supervisory Board.

Corporate Governance

The members of the Supervisory Board in principle self-responsibly undertake educational and training measures required for their tasks, such as on changes in the legal framework and on new, future-oriented developments technologies, and are adequately supported in this respect by the Company.

In addition to the information provided to them by various external experts, also experts of the Company’s departments regularly report on relevant developments, such as – for example – relevant new developments in the revision of legal rules or in jurisprudence and also about recent developments in regulations on accounting and audit. In this way, the Supervisory Board, with the company’s adequate assistance, ensures an ongoing qualification of its members and also a further development and updating of their expertise, power of judgment and experience, which is required for the Supervisory Board including its committees to duly perform their tasks.

Convenience translation

New members of the Supervisory Board can meet the members of the Management Board and specialist managers for a discussion of fundamental and current topics and thereby gain an overview of the relevant topics of the company (“onboarding”). For targeted further training, internal information events are offered as required. In the year under review, further training was provided for the members of the Supervisory Board on current developments in corporate governance and upcoming relevant legal regulations. In the year under review, this included the new legal regulations introduced by the German Act on Strengthening Financial Market Integrity (FISG) and the Act on Due Diligence to Prevent Human Rights Violations in Supply Chains (Supply Chain Due Diligence Act), as well as regulatory developments in the area of environmental, social and governance (ESG).

The Supervisory Board reports to the General Meeting on possible conflicts of interests of its members and on the treatment of such conflicts. In the year under review, there were no conflicts of interest of board members that would have been required to be disclosed to the Chairman of the Supervisory Board and of which the Supervisory Board would inform the General Meeting.

Further details on corporate governance, in particular on the independence of the Supervisory Board members, on the membership in the Supervisory Boards of the General Partner or Fresenius SE & Co. KGaA or the latter’s general partner, the profile of skills and expertise for the Supervisory Board and the age limit for membership in the Company’s Supervisory Board, as well as the self-assessment of the activities of the Supervisory Board and its committees, can be found in the Declaration on Corporate Governance on pages 121 et seqq. of the Annual Report. The Declaration on Corporate Governance was discussed by the Supervisory Board and approved in its meeting of March 15, 2022.

The Declaration on Corporate Governance also includes the Declaration of Compliance in relation to the German Corporate Governance Code according to section 161 AktG as resolved by the Management Board and Supervisory Board and published in December 2021. The Declaration of Compliance is permanently available to the public on the Company’s website at www.freseniusmedicalcare.com in the section “Investors” and there in the sub-section “Corporate Governance”. The update to the Declaration of Compliance resolved by the Management Board and the Supervisory Board in January 2022 can be found there, too.

Convenience translation

Compensation Report

In accordance with the new legal provisions introduced by the Act Implementing the Second Shareholder Rights Directive (ARUG II), the Management Board and the Supervisory Board for the first time for the year under review prepared a compensation report in accordance with section 162 AktG. In accordance with section 162 paragraph 3 AktG, the compensation report was reviewed by the auditor to determine whether the legally required disclosures pursuant to section 162 paragraphs 1 and 2 AktG were made. In addition to the statutory requirements, the content of the report was also reviewed by the auditor. The auditor confirmed that the compensation report, in all material respects, complies with the accounting provisions of section 162 AktG. In accordance with section 120 paragraph 4 AktG, the compensation report will be submitted to the General Meeting of the Company for approval.

Annual and consolidated financial statements

The annual financial statements and the management report of Fresenius Medical Care AG & Co. KGaA were prepared in accordance with the regulations of the German Commercial Code (HGB). The consolidated financial statements and group management report follow section 315e of the German Commercial Code (HGB) in accordance with IFRS as applicable in the European Union. Accountancy, the annual financial statements, the management report as well as the consolidated financial statements and the group management report for fiscal year 2021 were audited by PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, Frankfurt am Main. PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft is the auditor of the Company since fiscal year 2020 and was elected as auditor by resolution of the Annual General Meeting of May 20, 2021 for the year under review and mandated by the Supervisory Board. The auditor provided each of the aforementioned documents with an unqualified certificate. Mr. Peter Kartscher and Mr. Holger Lutz signed the respective audit certificate as the responsible auditors. The audit reports of the auditor were made available to the Audit and Corporate Governance Committee and the Supervisory Board. The Audit and Corporate Governance Committee reviewed the annual and consolidated financial statements as well as the management reports and included the audit reports of, and the discussions with, the auditor in its discussions. The Audit and Corporate Governance Committee reported to the Supervisory Board on this.

Convenience translation

The Supervisory Board also reviewed the annual financial statements, the management report, the consolidated financial statements and the group management report in each case for the past fiscal year. The documents were provided to it in good time. The Supervisory Board declared its agreement with the result of the audit of the annual financial statements and the consolidated financial statements by the auditor. The representatives of the auditor who signed the audit reports participated in the discussions of the Supervisory Board of the annual and consolidated financial statements. They reported to the Supervisory Board on the significant findings of their audit and were available for additional information. Also according to the final results of its own review, no objections are to be raised by the Supervisory Board as regards the annual financial statements, the management report, the consolidated financial statements and the group management report.

In its meeting on February 21, 2022 the Supervisory Board discussed the draft of the report according to Form 20-F. The report according to Form 20-F was filed with the SEC on February 22, 2022.

The annual financial statements and management report of Fresenius Medical Care AG & Co. KGaA as well as the consolidated financial statements and the group management report for the past fiscal year, as presented by the General Partner, were approved by the Supervisory Board at its meeting on March 15, 2022.

The Supervisory Board also approved the General Partner’s proposal for the application of profit which provides for a dividend of €1.35 for each share.

Separate Non-Financial Group Report

The separate Non-Financial Group Report of Fresenius Medical Care AG & Co. KGaA was prepared in accordance with the regulations of the German Commercial Code (HGB) and the EU Taxonomy Regulation (Regulation (EU) 2020/852) and will be published separately from the group management report. Fresenius Medical Care therein reports selected non-financial information based on the international sustainability standards of the Global Reporting Initiative (GRI) (GRI Standards 2016).

Convenience translation

The Supervisory Board made use of the option to have the separate Non-Financial Group Report verified by an external auditor. The separate Non-Financial Group Report was subjected to a limited assurance engagement review by PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, in accordance with the international standard on assurance engagements ISAE 3000 (Revised). PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft issued a corresponding assurance statement.

The Supervisory Board, too, reviewed the separate Non-Financial Group Report. The documents were provided to it in good time. The Supervisory Board declared its agreement with the result of the limited assurance engagement by the auditor. The representatives of the auditor who signed the note on the limited assurance engagement participated in the discussions of the Supervisory Board of the separate Non-Financial Group Report. They reported to the Supervisory Board on the significant findings of their limited assurance engagement and were available for additional information. Also according to the final results of its own review, no objections are to be raised by the Supervisory Board as regards the separate Non-Financial Group Report.

Dependency report

The General Partner prepared a report on the Company’s relationships to Fresenius SE & Co. KGaA and the latter’s affiliates in accordance with section 312 AktG for the past fiscal year. The report contains the following final declaration:

“With regard to the legal transactions listed in this report on the relationships to affiliated companies, FMC-AG & Co. KGaA received appropriate compensation for each legal transaction in accordance with the circumstances of which we were aware at the time that the legal transactions were conducted. No reportable measures were taken or omitted in the reporting year.”

Both the Audit and Corporate Governance Committee and the Supervisory Board received the dependency report in good time and reviewed it. The auditor participated in the relevant meeting. It reported on the main results of its audit and was available for additional information. On February 25, 2022, the auditor added the following certificate to the dependency report:

“On the basis of our proper audit and judgment we confirm that 1. the factual disclosures provided in the report are correct, 2. the consideration paid by the Company for the legal transactions stated in the report was not inappropriately high.”

Convenience translation

The Audit and Corporate Governance Committee and the Supervisory Board concur with the assessment of the auditor. Following the final results of its own review, the Supervisory Board does not raise any objections against the declaration of the General Partner at the bottom of the report on the relationships to affiliates.

Changes in the Supervisory Board and acknowledgements

Mr. William P. Johnston, who had been a member of the Supervisory Board since 2006, at the end of the Annual General Meeting 2021 ceased to hold office in the Supervisory Board, the Joint Committee and the other committees of which he had been a member. Mr. Johnston contributed in many ways to the success of Fresenius Medical Care. The Supervisory Board thanks Mr. Johnston for his many years of service and for his important contribution to the success of Fresenius Medical Care.

The Supervisory Board would also like to thank the former members of the Management Board Dr. Olaf Schermeier, Mr. Kent Wanzek and Mr. Harry de Wit, who agreed to leave the Management Board early and already at the end of the year under review in order to implement the FME25 transformation program. In their daily work, they all made a significant contribution to the success of Fresenius Medical Care. The Supervisory Board would like to thank them for their active and valuable commitment to Fresenius Medical Care as members of the Management Board and for their willingness to continue working for the company in a new capacity.

Finally, the Supervisory Board would like to thank the members of the Management Board as well as all employees of the group for their outstanding and tireless efforts in an extremely challenging environment marked also in the year under review by the COVID-19 pandemic. Their very successful work performed under difficult conditions in the past fiscal year is highly appreciated!

Convenience translation

Bad Homburg v.d. Höhe, March 15, 2022

On behalf of the Supervisory Board

sgd. Dr. Dieter Schenk

Chairman

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